Michelle S. Mapes, Partner DIRECT 402.964.5091 · FAX 402.964.5050 · michelle.mapes@huschblackwell.com 1620 DODGE STREET, SUITE 2100 · OMAHA, NE 68102-1504 www.huschblackwell.com

September 2, 2008

VIA EDGAR

Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

Re:                            Green Plains Renewable Energy, Inc.
Registration Statement on Form S-4 Amendment No. 2
Filed on August 21, 2008
File No. 333-151900

Dear Ms. Hardy:

We have set forth below the responses of Green Plains Renewable Energy, Inc. (“GPRE” or the “Company”) to the comments contained in the comment letter dated August 28, 2008 from the staff of the Securities and Exchange Commission (the “Staff”).  The Company is concurrently filing via EDGAR Amendment No. 3 to its Registration Statement on Form S-4 (the “Registration Statement”).  The Registration Statement reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom.  For ease of reference, we reproduce below the comments, and include under each comment the Company’s response.

Letter to Shareholders

1.               We note your revised disclosure in response to our prior comment 3.  With respect to the IBE and EGP mergers, please revise your disclosure to clarify that you will acquire all of the interests in both IBE and EGP, other than VBV’s.

The requested revision has been made.

Unaudited Pro Forma Condensed Combined Financial Statements and Related Notes Thereto, page 100

2.               We remind you that the pro forma statements of operations should reflect adjustments computed assuming that the transactions were consummated at the beginning of the fiscal year presented and carried forward through any interim period presented.  It appears that adjustments on your pro forma statement of operations for the quarter ended June 30, 2008 are computed assuming that the merger occurred at the beginning of the quarter instead of at the beginning of the fiscal year presented, which is April 1, 2007.  For example, in your description of adjustment (e), you state that the adjustment was determined as if the mergers had occurred at the beginning of the three-month period.  Refer to Rule 11-02(b)(6) of Regulation S-X.  Please revise or advise as necessary.

The Unaudited Pro Forma Condensed Combined Statement of Operations for the quarter ended June 30, 2008 have been modified to reflect the assumption that the Mergers occurred at April 1, 2007, the beginning of the first fiscal period presented.

3.               We note your response to prior comment 17.  You state that the additional officer compensation expenses for each period is determined utilizing independent assumptions concerning the date of consummation of the mergers.  Please clearly disclose the assumptions that you are referring to in this statement.  Please disclose the change of control terms of these employment agreements to help us understand how you arrived at the pro forma adjustment amounts, including whether there are nonrecurring or recurring payments associated with these provisions.  We remind you that Rule 11-02(b)(5) of Regulation S-X states that material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in income within the 12 months succeeding the transaction shall be disclosed separately.  It should be clearly indicated that such charges or credits were not considered in the pro forma statement of operations.

As a result of the changed assumptions identified in response to your Comment 2, the identified language concerning independent assumptions has been deleted.  The change of control terms of the chief financial officer’s employment agreement are described generally in the Executive Compensation section of the registration statement.  The full employment agreement has been previously filed with the SEC.  Additional disclosure has been added to describe the accounting for the change of control acceleration.  The adjustments have been modified to eliminate the non-recurring amounts related to the change of control and the one-time bonus, stock and stock option grants.  These amounts have been disclosed separately with the indication the charges were not considered in the pro forma statement of operations.

4.               We note your response to prior comment 18.  Please clearly disclose how you determined it was appropriate to arrive at pro forma depreciation expense by reducing historical depreciation expense by approximately 31% instead of separately calculating the pro forma depreciation expense for each category.  For example, if true, you should clearly state that each asset category had a reduction in value of 31% for all assets and the reasons for this.  Please also confirm in your disclosure that the remaining useful lives of the assets did not change.

The disclosure has been modified to delete the reference to the 31% reduction in the value of the assets.  The modified disclosure indicates depreciation was recomputed for each class of property and the underlying assumptions were specifically identified.  The modified disclosure also states the remaining useful lives of the assets did not change.

5.               We note your response to prior comment 19.  It is unclear how you arrived at the adjustment amounts related to the corn-purchase contracts.  In your description of adjustment (b) you state that amounts recorded for corn purchase contracts will be charged to earnings in the periods the contracts mature which are expected to be within twelve months of closing.  Your description of adjustment (e) states that the pro forma charge of $10,797,000 for the three-month period ended May 31, 2008 is based on corn-purchase contracts that matured during the period from total contracts valued.  It would appear that the impact of the contracts that matured during the period presented would already be reflected in the historical financial results and therefore would not require a pro forma adjustment.  Please revise or advise accordingly.

Adjustment (e) has been deleted as a result of changes necessary due to your Comment 2.  Additional disclosure has been added to Adjustment (b) to fully describe why no adjustments related to maturing corn contracts appear in the pro forma statements of operations.  Under these revised assumptions, since the purchase-price allocation (based on an assumed closing of the Mergers at the beginning of the fiscal year) would not result in a value assigned to corn purchase contracts, no charges to earnings would result.  Please note the historical financial results do not reflect charges for maturing corn purchase contracts but rather the actual purchase price incurred under the contracts.  If an asset would have been recognized as a result of a purchase-price allocation, the value of that asset would have been charged to earnings in future periods.

6.               We note your response to prior comment 21.  We remind you that paragraph 53 of SFAS 123(R) states that the exchanges of share options or other equity instruments in conjunction with a business combination is considered to be a modification.  Please confirm and clearly disclose, if true, that you determined the value of the replacement options to be the same as the original options as your response indicates.  We continue to believe that you should disclose in your pro forma financial information whether or not the original options were vested and whether the replacement options will or will not be vested.  You should correspondingly discuss the accounting impact of each type.  For example, if vested options were granted, you should address how you determined that the value of these should not be included in your purchase price consideration.  Please also disclose how you will account for the replacement options subsequent to the acquisition.  If you continue to believe that the impact of the options will be immaterial to your pro forma financial statements and your future financial results, please tell us how you made this determination.

We agree the exchange of options in conjunction with the Mergers are considered modifications under paragraph 53 of SFAS 123(R).  Based on a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification we have concluded that no incremental compensation costs or purchase price consideration is recognized.  The fair values are the same because the modification is designed to equalize the fair value of the awards before and after the Mergers.  The replacement options have identical terms to the original options, adjusted for the exchange ratios.  The original and replacement options are fully vested.  The nature of the options, including their vesting status and the accounting considerations involved have been more fully disclosed in Adjustment (a).

Financial Statements

VBV LLC

Unaudited Financial Statements

7.               Please disclose your sources of revenue and corresponding revenue recognition policy for each source.

Additional disclosure regarding sources of revenue and corresponding revenue recognition policy has been made on pages 184 and F-83.

Part II

Exhibit 8.1

8.               We note the revised opinion in response to our prior comment 25.  Please explain why counsel cannot give a “will” opinion in point 5, describe the degree of uncertainty in the opinion, and, to the extent applicable, include appropriate risk factor disclosure setting forth the risks that the tax consequences of the EGP and IBE mergers may have on the investors.  Otherwise, please revise the opinion to state that the relevant parties will not “recognize gain or loss as a result of the EGP Merger and IBE Merger”.

The opinion has been revised to state that none of GPRE, any of its subsidiaries, nor VBV will recognize gain or loss as a result of the EGP Merger and IBE Merger.

Exhibit 23.3

9.               Please arrange with KPMG LLP to revise their consent to ensure that the report dates referred to in the consent are consistent with the report dates included on their independent auditors’ report on page F-58.

The revised consent has been filed with the Registration Statement.

You may contact the undersigned at (402) 964-5091, Shari Wright at (816) 983-8165 or Dan Peterson at (314) 345-6246 if you have any questions.

Sincerely,

/s/ Michelle Mapes

Michelle Mapes